December 5, 2024

Jennifer Angelini

Geoffrey Kruczek

Division of Corporation Finance

Office of Manufacturing

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Pilgrim’s Pride Corporation

Amendment to Preliminary Proxy Statement

Filed November 25, 2024

File No. 001-09273

Dear Ms. Angelini and Mr. Kruczek:

On behalf of Pilgrim’s Pride Corporation (the “Company,” “we,” or “us”), we hereby submit this letter in response to comments contained in the letter of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission dated December 2, 2024 (the “Comment Letter”) related to the Company’s Amendment No. 1 to the Preliminary Proxy Statement filed November 25, 2024 (“Amendment No. 1”).

For the convenience of the Staff, for each of the Staff’s comments, we have repeated the text of the comment below in bold text and followed the comment with the Company’s response. We have also included as an appendix to this letter (the “Appendix”) the revised text of Proposal 1 that we propose to include in the Definitive Proxy Statement in response to the Staff’s comments (with additions to that same disclosure in Amendment No. 1 shown as underlined and emboldened, moves shown as underlined and deletions shown as stricken). Unless otherwise indicated, capitalized terms used in this letter and the Appendix have the meanings assigned to them in Amendment No. 1.

Amendment No. 1 to Preliminary Proxy Statement filed November 25, 2024

1.	Please expand your revisions in response to prior comment 4 to clarify the reasons for proposing this amendment. For example, explain what about “the current financial condition of the Company, economic conditions, and other strategic business and financial priorities of the Company” led to proposing this amendment now?

In response to the Staff’s comment, as shown in the Appendix, the Company proposes to revise the disclosure in Proposal 1 under “Board Recommendation” to include more detail as to the rationale for seeking this amendment now.

2.	We note your response to the first element of prior comment 7. However, it seems any tax savings that may result from consolidation benefit your parent by default, as the tax sharing agreement does not appear to have a mechanism to share such benefits with you. Accordingly, please further revise your disclosure to clearly state that your tax liability is not expected to be reduced following consolidation, and any tax savings that may result from consolidation will benefit JBS USA rather than you or your subsidiaries.

In response to the Staff’s comment, as shown in the Appendix, the Company proposes to revise the disclosure in Proposal 1 under “Rationale for the Amendment and Summary of the Tax Sharing Agreement” to clearly state that the Company Group Stand-Alone Tax Liability is not expected to be reduced following consolidation, and to clarify the circumstances in which the Company would be expected to benefit from the tax savings arising from the utilization of the Company Group’s Tax Assets.

3.	We reissue the second element of prior comment 7 in part. Please further revise your disclosure to clearly state, as in your Form 10-K, that you have no present intention to pay dividends and to discuss the contractual limitations on the payment of dividends. Further disclose that no payment from JBS USA will be forthcoming unless your dividend policy changes, and assess the likelihood thereof in light of related restrictions.

In response to the Staff’s comment, as shown in the Appendix, the Company proposes to revise the disclosure in Proposal 1 under “Board Recommendation” to clarify the Company’s dividend policy, discuss the applicable contractual limitations on the payment of dividends and the likelihood of the payment in light thereof, and disclose that no payment from JBS USA will be forthcoming unless the Company’s dividend policy changes.

4.	Disclosure revised in response to the third element of prior comment 7 states that the filing of a consolidated return is expected to result in administrative and cost efficiencies, to benefit you, and reduce your tax compliance costs. Please further revise to specifically identify the benefits that you expect to realize. Additionally revise your disclosure to discuss how your administrative and tax compliance costs are expected to be reduced notwithstanding that you will be required to prepare pro forma returns to determine your individual tax liability (for purposes of making payments to JBS USA in such amount) and also assist JBS USA in preparing consolidated returns. If the consolidated benefits and reduced costs will accrue to JBS USA rather than to you, then clearly so state.

In response to the Staff’s comment, the Company has further considered the discussion in Amendment No. 1 under “Rationale for the Amendment and Summary of the Tax Sharing Agreement” regarding the administrative and cost efficiencies to the Company from filing a consolidated return for the JBS USA Group and the Company Group, and, as shown in the Appendix, the Company has determined to remove that discussion. While the filing of such a consolidated return would be expected to create certain efficiencies for the Company, the Company does not believe they are sufficiently material to merit disclosure in the Definitive Proxy Statement.

If you have any questions or further comments about this response, please contact Kimberly Pryor ((970) 347-5686 or kim.pryor@jbssa.com), Daniel Nam ((212) 819-8542 or dnam@whitecase.com) or Scott Levi ((212) 819-8320 or scott.levi@whitecase.com).

Sincerely,

/s/ Fabio Sandri
Fabio Sandri
President and Chief Executive Officer
Pilgrim’s Pride Corporation

Appendix

PROPOSAL 1. APPROVAL OF AMENDMENT TO THE CERTIFICATE

The Equity Directors, voting as a group, and the full Board have each unanimously approved, and have recommended for approval by the Company’s stockholders, an amendment to the Certificate as set forth in Annex A to this proxy statement. As a result of the amendment, at any time when the JBS Stockholder (as defined in the Certificate) beneficially owns equal to or greater than 80 percent of our outstanding common stock (an “80 Percent Holder”), JBS Directors (as defined in the Certificate) will constitute 80 percent of the total number of directors serving on our Board.

Background Information

JBS Directors are the directors on our Board who are designated as JBS Directors, and Equity Directors are the directors on our Board who are designated as Equity Directors, each pursuant to the terms of the current Certificate. Only JBS Directors can serve as members of our JBS Nominating Committee, which has the exclusive authority to nominate JBS Directors, and only Equity Directors can serve as members of our Equity Nominating Committee, which has the exclusive authority to nominate Equity Directors.

Description of the Amendment

The proposed amendment to the Certificate is set forth in Annex A. As shown in Annex A, the amendment will specifically provide that, at any time when the JBS Stockholder is an 80 Percent Holder, there shall be ten directors on the Board consisting of eight JBS Directors and two Equity Directors. In addition, the amendment provides that, at any time when the JBS Stockholder beneficially owns at least 50% of the issued and outstanding Common Stock, then at least two of the JBS Directors will be financially literate and be independent under Rule 5605(a)(2) of the listing rules of the Nasdaq Stock Market LLC (“Nasdaq”) and under Rule 10A-3 of the Exchange Act (“Rule 10A-3”), such that they will not be affiliated with the Company or the JBS Stockholder and will be qualified to serve on the Company’s audit committee. The proposed amendment to the Certificate also removes the concept of the “Founder Director,” which is now obsolete and no longer relevant because the Board no longer has any Founder Directors.

Under the current Certificate, at any time when JBS is an 80 Percent Holder, the Board has nine directors consisting of only seven JBS Directors, or under 80 percent of the total number of directors serving on the Board, even though the JBS Stockholder holds 80 percent or more of the outstanding common stock of the Company. As a result of the proposed amendment to the Certificate, at any time when the JBS Stockholder is an 80 Percent Holder, the total number of directors on the Board will be increased from nine to ten directors, and the Board will be comprised of eight JBS Directors (or 80 percent of the total number of directors serving on the Board) and two Equity Directors.

Rationale for the Amendment and Summary of the Tax Sharing Agreement

The Company is proposing this amendment to the Certificate in order to enable the consolidation for U.S. federal income tax purposes of the Company with JBS USA Food Company Holdings (“JBS USA”), a wholly-owned subsidiary of JBS S.A., which will benefit all of the Company’s stockholders, including those other than the JBS Stockholder and its affiliates (the “Minority Investors”), as further described below.

To achieve the consolidation for U.S. federal income tax purposes, JBS USA must own outstanding capital stock of the Company representing both (i) at least 80 percent of the total outstanding capital stock (by value) and (ii) at least 80 percent of the total stock voting power. The first requirement is already satisfied, because the JBS Stockholder currently and indirectly owns approximately 82.42 percent of our total issued and outstanding stock (as described in “Security Ownership”). The second requirement, which is generally determined by the ability to elect directors, is not currently satisfied, because the JBS Stockholder only has seven (7) Directors out of the nine (9) (or approximately 77.8 percent of the Board). For the JBS Stockholder to have the right to elect 80 percent of the Board, and for JBS USA thus to be deemed to have 80 percent of the total stock voting power for U.S. federal (and applicable state and local) income tax purposes, the Certificate must be amended as proposed.

In connection with this consolidation, and subject to approval of the proposed amendment to the Certificate, the Company will also enter into a tax sharing agreement with JBS USA (the “Tax Sharing Agreement”), negotiated on an arm’s-length basis, governing the allocation~~,~~ and certain payment and reimbursement obligations, of U.S. income tax liabilities and assets among the Company and its relevant U.S. corporate subsidiaries (the “Company Group”), on the one hand, and JBS USA and its relevant U.S. subsidiaries (other than any subsidiary included in the Company Group) (the “JBS USA Group”), on the other hand. The full text of the Tax Sharing Agreement is set forth in Annex D. The Tax Sharing Agreement is not subject to a stockholder vote. In general, subject to the approval of the proposed amendment to the Certificate, the Tax Sharing Agreement will have the following terms, and, in combination with the proposed amendment to the Certificate, is expected to enable the creation of the following benefits to the Company:

●	The Company will make payments to JBS USA in an amount equal to the Company Group’s U.S. federal and state income tax liability, if any, for each tax year beginning on or after December 30, 2024 (an “Effective Tax Year”). The Company Group’s federal and state income tax liability generally will be determined as if the Company Group filed its own separate income tax return, which will assume that the members of the Company Group are not members of the JBS USA Group for calculating such tax liability (the “Company Group Stand-Alone Tax Liability”).

●	JBS USA will make payments to the Company in an amount equal to the JBS USA Group’s U.S. state income tax liability, if any, in each Effective Tax Year in which the Company Group will be responsible for paying the U.S. state income tax liability of the JBS USA Group. In general, this payment obligation will only be required under the limited factual circumstance where a member of the Company Group is the payor entity for U.S. state income tax purposes rather than a member of the JBS USA Group. In such a circumstance, the Company will be required to make payments to JBS USA for the utilization of any JBS USA Group’s tax assets, such as net operating losses, capital losses, and tax credits (collectively, “Tax Assets”), by the Company Group during an Effective Tax Year.

●	JBS USA will make payments to the Company for the utilization of any Company Group’s Tax Assets by the JBS USA Group during an Effective Tax Year. This payment will result from the JBS USA Group utilizing the Company Group’s Tax Assets that the Company Group was not able to fully utilize in calculating the Company Group Stand-Alone Tax Liability. Thus, the Company’s Tax Assets will either (1) be utilized by the Company Group to reduce the Company Group Stand-Alone Tax Liability, or, (2) if the Company Group cannot utilize any Company Group’s Tax Assets (for example, the Company Group Stand-Alone Tax Liability was $0 prior to utilization of the Company Group’s Tax Assets), the JBS USA Group may be able to utilize the Company Group’s Tax Assets to reduce the overall income tax liability of the planned consolidated income tax group consisting of the Company Group and the JBS USA Group.

In both situations, the Company generally will benefit from the tax savings arising from the utilization of the Company Group’s Tax Assets, because (i) in the situation discussed in clause (1) above, the utilization of the Company Group’s Tax Assets will result in the reduction of the Company’s payment obligations discussed above in the first bullet, and (ii) in the situation discussed in clause (2) above, the Company will receive a payment from JBS USA from the utilization of the Company Group’s Tax Assets.

●	JBS USA will be required to make payments to the Company for the incremental tax cost savings to JBS USA arising from the planned consolidation with respect to any dividends paid by the Company on or after December 30, 2024, but prior to December 30, 2026, in the aggregate amount of up to $725,000,000 ~~(the “DRD Benefit”)~~.

●	JBS USA will be responsible for preparing and filing any consolidated income tax returns that include the Company Group and the JBS USA Group for an Effective Tax Year, and the Company will assist and cooperate with JBS USA in such preparation and filing.

●	The Company will have certain review and comment rights with respect to any consolidated income tax returns that include the Company Group and the JBS Group for an Effective Tax Year, including the review of a reasonably detailed computation for any anticipated payments set forth in the bullets above. If the Company and JBS USA cannot agree on any items relating to these consolidated income tax returns, including the computation for any anticipated payments, the Tax Sharing Agreement provides for dispute resolution mechanics in which an independent accounting firm will resolve any outstanding disputes.

●	JBS USA will have exclusive authority to control tax contests relating to consolidated income tax liabilities of the Company Group and the JBS USA Group, but the Company will be able to participate in any tax contests that could affect the income tax liabilities of the Company Group or any payments required to be made by the Company to JBS USA under the Tax Sharing Agreement.

●	The Tax Sharing Agreement will also assign responsibilities for administrative matters, such as retention of records and notice obligations.

The Company Group may realize two material benefits from this planned consolidation: (1) the payment(s) (described in the fourth bullet above) from JBS USA to the Company arising out of JBS USA’s incremental tax cost savings in the consolidation, which JBS USA would pay to the Company to the extent that the Company has paid one or more dividends to stockholders in the aggregate amount of up to $725,000,000 on or after December 30, 2024 and prior to December 30, 2026 (we refer to such payment(s) from JBS USA to the Company as the “DRD Benefit” in the rest of this Proposal 1); and (2) the benefit from the tax savings arising from any utilization of the Company Group’s Tax Assets. The Company and JBS USA estimate that, to the extent that the aggregate amount of the up to $725,000,000 in dividends are paid by the Company during the period referenced above, the DRD Benefit ~~described above~~ will be approximately $50,000,000 (based on certain assumptions, including the blended federal and state income tax rate in effect as of the date hereof). ~~Each~~ To the extent that the Company pays dividends to stockholders based on the determination of the Company’s Board during that period, each of the stockholders of the Company, including JBS USA, will indirectly benefit from the subsequent payment of such DRD Benefit to the Company as stockholders of the Company. ~~As disclosed in the Company’s prior filings with the SEC, the Company’s decision whether to in fact pay dividends will depend upon future conditions, including earnings and financial condition, general business conditions, any applicable contractual limitations and other factors deemed relevant by the Board in its discretion~~. For information on the factors to be considered by the Board in deciding whether to declare and pay a dividend, see “Board Recommendation” below. Additionally, as discussed above in the third bullet, the Company will receive a payment from JBS USA from the utilization of the Company Group’s Tax Assets, if and when the Company Group cannot utilize any Company Group’s Tax Assets to reduce the Company Group Stand-Alone Tax Liability but the JBS USA Group can utilize the Company Group’s Tax Assets to reduce the overall income tax liability of the planned consolidated income tax group (i.e., the Company Group and the JBS USA Group). The Company Group Stand-Alone Tax Liability generally is not expected to be materially reduced from this planned consolidation.

~~In addition to the financial benefits described above, the Company expects the planned consolidation to result in administrative and cost efficiencies, including from filing a single consolidated tax return for U.S. federal income tax purposes. The filing of a single consolidated tax return for U.S. federal income tax purposes is expected to benefit the Company and reduce its tax compliance costs by enabling the filing of a single consolidated tax return consisting of the Company Group and the JBS USA Group, rather than the filing of separate consolidated returns for the Company Group and the JBS USA Group.~~

Summary of Corresponding Amendments to Related Company Documents

Subject to approval of the proposed amendment to the Certificate, the Company will also adopt corresponding amendments to the Restated Bylaws and Stockholders Agreement (which, for the avoidance of doubt, are not subject to a stockholder vote). The full text of the amendment to the Restated Bylaws is set forth in Annex B, and the full text of the amendment to the Stockholders Agreement and the original Stockholders Agreement is set forth in Annex C. The section of the Stockholders Agreement relevant to this proposal is Section 3.01(a), which provides for the composition of the Board and, subject to the approval of the proposed amendment to the Certificate, will be amended to provide that, instead of nine directors, the number of directors on the Board will be set in accordance with Section 5.2 of the Certificate. The Stockholders Agreement will not be amended otherwise. The terms of the existing provisions of the Stockholders Agreement require the approval of at least a majority of the Equity Directors for certain actions, including the amendment or repeal of certain provisions of the Certificate or Bylaws, or any amendments that would or could reasonably be expected to adversely affect, in any material respect, the rights of the Minority Investors. In addition, the Equity Nominating Committee, acting by majority vote, has the right to control the Company’s exercise of its rights and remedies under the Stockholders Agreement.

Impact on the Rights of the Minority Investors

Currently, JBS Directors represent a majority of the Board, with 77.8% representation, and assuming approval of the proposed amendment to the Certificate, JBS Directors will continue to represent a majority of the Board, with 80.0% representation. Pursuant to the Company’s Restated Bylaws, the Board acts by a majority vote of its members, and so there will be no functional difference between the ability of JBS Directors to constitute a majority of the Board and approve items on Board meeting agendas, regardless of whether the Certificate is not amended (with the JBS Directors and Equity Directors continuing to constitute 77.8% and 22.2% of the Board, respectively) or is amended (with the JBS Directors and Equity Directors instead constituting 80% and 20% of the Board, respectively). Additionally, the proposed amendment increases the number of JBS Directors that must be independent under Rule 5605(a)(2) of the Nasdaq listing rules and Rule 10A-3 to two directors, at any time when the JBS Stockholder beneficially owns at least 50% of the outstanding common stock of the Company. Thus, the proposed amendment to the Certificate removes no rights of the Minority Investors or otherwise practically affects their existing rights, while also providing for certain enhanced governance features for them.

Board Recommendation

The Board, including all of its Equity Directors, have overseen the Company’s efforts to consider and explore the possibility of effectuating the tax consolidation, which have been ongoing for a number of years, based on the benefits to the Company and its stockholders that the Company believed could be achieved from such a consolidation. The Board’s decision to pursue a consolidation seriously at this time was based on various factors, including the current financial condition of the Company~~, economic conditions~~ (including the Company’s strong cash and cash equivalents balance of approximately $1.9 billion as of September 30, 2024, compared to cash and cash equivalents of approximately $700 million as of December 31, 2023), and other strategic business and financial priorities of the Company.

At this time, the Board has not determined whether, when and/or in what amount it will declare one or more dividends to stockholders, and as disclosed in the Company’s prior filings with the SEC, the Company’s dividend policy has generally been not to pay dividends. The payment of any DRD Benefit from JBS USA will not be realized by the Company unless the Board changes this dividend policy and declares a dividend. A change to this policy will depend upon future conditions, including earnings and financial condition (such as a continued strong cash and cash equivalents balance), general business conditions, any applicable contractual limitations and other factors deemed relevant by the Board in its discretion. The Company’s U.S. Revolving Syndicated Facility restricts the Company from declaring dividends if the financial maintenance covenant requiring a minimum interest coverage ratio of 3.50:1.00 is not met and the Company elects to provide a collateral cure permitted by the facility. Currently, the U.S. Revolving Syndicated Facility would not restrict the payment of one or more dividends, because the Company is currently in compliance with all covenants under the U.S. Revolving Syndicated Facility.

The Board believes that the consolidation enabled by the proposed amendment to the Certificate better positions the Company to maximize stockholder value to the extent that, based on the factors in the foregoing paragraph, the Board determines to pay one or more dividends to stockholders on or after December 30, 2024 and prior to December 30, 2026. If the Board decides to pay one or more dividends during that period, the Board views it as in the best interest of all stockholders that the Company be consolidated for federal income tax purposes with JBS USA at that time, so that JBS USA may share with the Company the incremental tax cost savings to JBS USA in the form of the payment to the Company of the DRD Benefit. Additionally, the Board believes that the benefit from the tax savings arising from the utilization of the Company Group’s Tax Assets that would be enabled by a consolidation in certain scenarios is in the best interest of all stockholders.

As discussed above, because JBS must have the ability to elect at least 80 percent of the board of directors of the Company in order to effectuate such a consolidation under U.S. federal income tax laws, the Company must first amend its Certificate. The Equity Directors, voting as a group, and the Board have each unanimously determined that, based on the factors discussed above, it is appropriate to submit the proposed amendment to the Certificate to the Company’s stockholders at this time, and that the adoption of the proposed amendment to the Certificate is in the best interests of all of the Company’s stockholders, including the Minority Investors. As such, the Equity Directors, voting as a group, and the Board have each unanimously approved the amendment to the Certificate, as well as the above-referenced corresponding amendments to the Restated Bylaws and the Stockholders Agreement and the Tax Sharing Agreement.

At the Special Meeting, the JBS Stockholder may vote all shares of common stock held by it in its sole and absolute discretion. Because the JBS Stockholder beneficially owns a majority of the outstanding shares of common stock of the Company, Proposal 1 will be approved assuming that the JBS Stockholder votes in favor of the proposal. If approved by the stockholders, the amendment to the Certificate will become effective upon the filing of a Certificate with the Secretary of State of the State of Delaware, which we would expect to do as soon as practicable after the amendment is adopted by stockholders. Additionally, the corresponding amendments to the Restated Bylaws and the Stockholders Agreement, along with the Tax Sharing Agreement, will take effect concurrently therewith.

Our Board unanimously recommends that you vote “FOR” the approval of the amendment to the Certificate.

Proxies will be so voted unless stockholders specify otherwise.

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